November 15, 2017

VIA EDGAR

Mr. Roger Schwall

Assistant Director

Officer of Natural Resources

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Re:	The Simply Good Foods Company Registration Statement on Form S-1 Filed October 3, 2017 File No. 333-220775

Dear Mr. Schwall:

This letter sets forth responses of The Simply Good Foods Company (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 17, 2017 with respect to the above-referenced Registration Statement on Form S-1 (File No. 333-220775) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions. In addition, Amendment No. 1 updates and clarifies certain other disclosures contained in the Registration Statement. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Beneficial Ownership of Securities, page 91

1.	Staff’s comment: Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Atkins Holdings LLC. See Instruction 2 to Item 403 of Regulation S-K.

The Simply Good Foods Company

1050 17th Street · Suite 1050 · Denver, Colorado 80265

Response: In response to the Staff's comment, we have revised the disclosure on page 89 to identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Atkins Holdings LLC.

Selling Stockholders, page 94

2.	Staff’s comment: Please disclose any position, office, or other material relationship that any selling stockholder (or any entity or person who has control over such selling stockholder entity) has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K and Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, we have revised the disclosure on page 91 to disclose any position, office, or other material relationship that any selling stockholder (or any entity or person who has control over such selling stockholder entity) has had within the past three years with us or our predecessors or affiliates.

In addition, the Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures in the Registration Statement, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely, /s/Annita M. Menogan Annita M. Menogan, Vice President and General Counsel

Via E-mail:

cc:	Christian O. Nagler

Kirkland & Ellis LLP

Peter S. Seligson

Kirkland & Ellis LLP